Exhibit 99.1

(1) On October 31, 2018, Intersections Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WC SACD One Parent, Inc., a Delaware corporation (“Parent”), and WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub is to commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock and (ii) following consummation of the Offer, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”). On October 31, 2018, the Issuer also entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with certain investors, including Loeb Holding Corporation (“LHC”). Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement, LHC exchanged certain unsecured convertible notes previously issued by the Issuer in the aggregate principal amount of $3,000,000 for $3,000,000 in aggregate principal amount of senior secured convertible notes of the Issuer (the “Notes”). The Notes will automatically convert immediately prior to the effective time of the Merger, or immediately prior to (but subject to) the consummation of certain alternative transactions, into shares of Common Stock or, in certain circumstances, into shares of preferred stock of the Issuer, which will also be convertible into shares of Common Stock. Subject to the terms and conditions of the Note Purchase Agreement, the Notes are convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Merger Agreement). Upon conversion of its Notes, LHC will be issued 1,321,586 shares of Common Stock.